

October 29, 2012

<u>Via E-mail</u>
Ms. Marliss D. Johnson
Executive Vice President and Chief Financial Officer
Ampco Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

> **Re:** **Ampco Pittsburgh Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-00898**

Dear Ms. Johnson:

We have reviewed your response dated October 9, 2012 and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Asbestos Insurance, page 49</u>

1. We note your response to comment 1 in our letter dated September 11, 2012 which indicates that no amount of your insurance receivable is allocable to any individual claim, whether pending or projected. You also indicate that it is not possible to categorically segregate pending and projected claims included in the insurance receivable into either claims which fall under the Coverage Agreement or claims which you would expect to recover under excess insurance policies that have been the subject of the declaratory judgment action. Please clarify the nature of pending claims. If these claims have been filed tell us why you are unable to track those individual claims. Also, clarify whether you segregate the liability between pending and projected claims.

2. Please tell us if insurance coverage is based upon the date injury occurred or the date the claim is filed.

3. Please explain your claims submission process after an asbestos claim is filed, including how you track claims, at what point you submit claims for insurance reimbursement and when you receive the related amounts from the insurance company. Please clarify if your ability to collect on claims is based on when the claims are submitted.

4. In this regard, please tell us how individual claims filed and the related insurance recoveries impact the amount of the liability and related receivable that you have recorded in your financial statements. Please tell us if your process to estimate the liability and recoveries for asbestos claims uses different assumptions for pending versus probable claims.

5. We note that you entered into an Excess Insurer Agreement with eight of the thirteen excess insurers. Please tell us why the remaining five excess insurers are not party to the Agreement.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief